                                                                   Exhibit 99.1

[VIVENDI UNIVERSAL LOGO]


           AOL Time Warner exercises call option on AOL Europe shares




Paris, April 8, 2003 - AOL Time Warner (AOL-TW) has exercised its call option on the AOL Europe shares held by LineInvest. Vivendi Universal (Paris Bourse: EX FP; NYSE: V) confirmed today that AOL-TW has decided to make a cash payment of $812.5 million. The AOL Europe shares in question were received by Vivendi Universal in exchange for its 55% interest in AOL France in March 2001. They were sold afterwards to LineInvest.


This transaction has no impact on Vivendi Universal's cash position as a result of the terms of the total return swap put in place in August 2001 with LineInvest.

The provision of $100 million recorded in Vivendi Universal's 2002 accounts to cover a market risk under the terms of the total return swap if AOL-TW had opted for payment in its own shares is now unnecessary and will be reversed in the second quarter 2003 accounts.



CONTACTS:

Media                           Investor Relations
Paris                           Paris
Antoine Lefort                  Laurence Daniel
+33 (1) 71.71.1180              +33 (1) 71.71.1233
Alain Delrieu
+33 (1) 71.71.1086
New York                        New York
Anita Larsen                    Eileen McLaughlin
+(1) 212.572.1118               +(1) 212.572.8961